SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of September 2005
Commission File Number 1-14642

ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ____

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ____

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report contains a copy of the following:
(1)	“2004 Comparative IFRS figures”

2004 Comparative IFRS figures
Amsterdam, May 2005

This document provides a general overview of the impact of IFRS on ING Group’s financial reporting. It does not replace any formal reporting. Investment considerations should continue to be based on the periodical reporting and other information that ING is required to disclose by law or stock exchange regulations. This presentation has been prepared based on IFRS Standards as of 31 March 2004 (stable platform). All amounts in this press release are estimates, unaudited and presented in millions of Euros unless otherwise indicated. The IFRS accounting policies are not final and may change as a result of (amongst others) the following:
— Changes in IFRS Standards;

— Changes in regulatory requirements;

— Additional reviews and analyses, including market trends;

— Audit procedures.
The figures and trends published in this document are for informational purposes only.
Certain of the statements contained herein are statements of future expectations and other forward-looking statements. These expectations are based on management’s current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING’s core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates (viii) general competitive factors, (ix) changes in laws and regulations, (x) changes in the policies of governments and/or regulatory authorities. ING assumes no obligation to update any forward-looking information contained in this document.

BASIS OF PRESENTATION
ING Group applies International Financial Reporting Standards as endorsed by the European Union (“EU”). IFRS as endorsed by the EU differs from full IFRS as promulgated by the International Accounting Standards Board (“IASB”) only in respect of IAS 39 (Financial instruments) in the following areas:
—	elimination of the option to measure non-trading financial liabilities at fair value;

—	elimination of certain restrictions concerning hedge accounting for portfolio hedges of core deposits.
Application of IFRS as endorsed by the EU is optional for ING Group. ING Group has adopted IFRS as endorsed by the EU as its accounting framework because it believes (together with several other European banks) that it enables a better reflection of the way in which European banks undertake asset/liability management, particularly in a fixed interest rate environment.
ING Group has early adopted ED 7 (regarding presentation and disclosure of financial instruments) as it is expected that this will be a final standard in 2005.
During 2005, new IFRS requirements and/or interpretations may be issued. As a result, the accounting principles set out below may differ from the final accounting principles that will be applied in the 2005 annual accounts. All amounts are shown in millions of Euro unless otherwise stated and are unaudited.
CHANGES IN ACCOUNTING PRINCIPLES
ING Group adopted IFRS as endorsed by the EU (“IFRS”) as of 2005. The 2004 comparatives have been restated to comply with IFRS. However, as permitted by IFRS 1, ING Group has not restated the 2004 comparatives for the impact of IAS 32, IAS 39 and IFRS 4. Accordingly, comparative information with respect to financial instruments and insurance contracts is prepared under ING Group’s previous accounting polices (ING GAAP). The effects of implementing IFRS are set out below under “Impact of changes in accounting principles on net profit and equity”. ING Group has implemented IFRS retrospectively, using the following transitional provisions:
—	Goodwill is only capitalised on acquisitions after 1 January 2004. Accounting for acquisitions before that date has not been restated; goodwill on those acquisitions was charged directly to shareholders’ equity.

—	Hedge accounting is applied to all hedge relationships that were accounted for as a hedge under ING GAAP and meet the IAS 39 criteria for hedge accounting as of 1 January 2005.

—	Unrecognised actuarial losses on employee benefit plans were recognised directly in equity at 1 January 2004.

—	The cumulative translation differences reserve in equity was reset to nil at 1 January 2004.

—	IFRS 2 (share based payments) is applied for unvested awards that were issued after 7 November 2002.
IFRS provides several options in accounting principles. ING Group’s accounting principles under IFRS and its decision on the options available are set out in the section “Principles of valuation and determination of results” below.
IMPACT OF CHANGES IN ACCOUNTING PRINCIPLES ON NET PROFIT AND EQUITY
The impact of implementing IFRS on equity and net profit is summarised as follows:
IMPACT OF CHANGES IN ACCOUNTING PRINCIPLES

	2004	1 January 2005
	Net Profit	Group equity
Amounts in accordance with ING GAAP	5,968	29,361

Goodwill	25	163
Real estate	(407)	(68)
Employee benefits	107	(2,963)
Leases	—	(37)
Available for sale debt securities	—	9,922
Insurance provisions	—	(3,267)
Derivatives and embedded derivatives/hedge accounting	—	(695)
Loans	—	465
Loan loss provisions	—	609
Venture capital investments	—	90
Foreign currency translation	(20)	—
Result on sale of consolidated subsidiaries	42	—
Other	(22)	6
Taxation	63	(1,393)
Classification of equity instruments — shareholders’ equity	—	(411)

IFRS impact on net profit and shareholders’ equity	(212)	2,421
Classification of equity instruments — minority interest		(1,442)
Minority interests in equity		42

IFRS impact on net profit and group equity	(212)	1,021

Amounts in accordance with IFRS	5,756	30,382

EXPLANATION OF DIFFERENCES BETWEEN IFRS AND ING GAAP
The explanation of differences in accounting principles between IFRS (applied as of 2005) and the accounting principles applied by ING Group in the 2004 annual accounts (ING GAAP) is presented below in two sections:
•	differences between ING GAAP and IFRS excluding IAS 32/39 and IFRS 4, which are implemented in the restated 2004 comparatives as of 1 January 2004;

•	differences due to the impact of IAS 32/39 and IFRS 4 which are implemented as of 1 January 2005.
DIFFERENCES BETWEEN ING GAAP AND IFRS EXCLUDING IAS 32/39 AND IFRS 4
goodwill
Under ING GAAP, goodwill was charged to equity. Under IFRS, all goodwill arising after 1 January 2004 is capitalised and subject to an annual impairment review. Goodwill charged to equity prior to 1 January 2004 is not restated.
real estate — investment property
Under IFRS, investment property is reported at fair value, with changes in fair value reported in the profit and loss account. Under ING GAAP, investment property was reported at fair value, with changes in fair value reported in a revaluation reserve in equity; at disposal, the accumulated revaluation was recognised in the profit and loss account under ING GAAP.
real estate — property in own use
Both under IFRS and ING GAAP, property in own use is reported at fair value, with changes in fair value reported in a revaluation reserve in equity. However, under IFRS a depreciation charge is recognised in the profit and loss account. At disposal, the accumulated revaluation was recognised in the profit and loss account under ING GAAP. Under IFRS, no result is recognised on disposal. Furthermore, under IFRS individually negative revaluation reserves on a property-by-property basis are charged to the profit and loss account; under ING GAAP negative revaluation reserves were offset against positive revaluation reserves.
real estate — property under development for third parties
Under IFRS, real estate in the course of construction is reported under the percentage of completion method (pro rata profit recognition). Under ING GAAP profit was recognised on completion. In addition, IFRS is more restrictive on the overhead expenses that may be capitalised.
employee benefits
Accounting for pension liabilities under ING GAAP was similar to IFRS; however, at transition to IFRS all unrecognised actuarial gains and losses were charged to shareholders’ equity. Under IFRS additional provisions for certain employee benefits are required.
employee benefits — share based payments
Under IFRS, the fair value of shares and options granted to employees is recognised in the profit and loss account over the vesting period of the award. Under ING GAAP the intrinsic value was recognised in the profit and loss account.
leases
Under ING GAAP, leases where ING is the lessor were presented as Lending. Under IFRS, these are presented as fixed assets, with depreciation recognised in the profit and loss account on a straight-line basis. Certain bonuses/discounts are amortised over the lease term under IFRS whilst under ING GAAP they were reported in income immediately.
foreign currency translation
Under ING GAAP, translation differences on insurance liabilities and related investments were recorded in equity. Under IFRS, both are recognised in the profit and loss account. Both under IFRS and ING GAAP translation differences on foreign operations are reported in a translation reserve in equity; however, at transition to IFRS the translation differences reserve was reset to nil.
result on sale of consolidated subsidiaries
The result on sale under IFRS is different from ING GAAP as the book value at the time of disposal under IFRS differs from ING GAAP. This specifically relates to a negative revaluation on property in own use that under IFRS was charged to the profit and loss account in 2004, whereas it was included in the result on disposal under ING GAAP (also in 2004). There is no net effect on 2004 net income.
dividend income on equity securities
Under ING GAAP, dividend income was accrued over the year whereas under IFRS dividend income is recognised when declared.
taxation
Deferred taxation was adjusted for the (deferred) tax effect of the above differences between ING GAAP and IFRS.

DIFFERENCES FROM IMPLEMENTING IAS 32/39 AND IFRS 4 AS OF 1 JANUARY 2005
available-for-sale debt securities
Under IFRS, quoted debt securities (non-trading) other than those designated as being held-to-maturity are reported at fair value, with changes in fair value recognised in a revaluation reserve in equity; realised results are recognised directly in the profit and loss account. Under ING GAAP, debt securities were reported at amortised cost; realised results were deferred and amortised over the remaining term.
insurance provisions
Under IFRS certain contracts that do not contain significant insurance risk are presented as investment contracts and measured either at amortised cost or at fair value.
For insurance contracts with discretionary participation features, a deferred profit sharing liability is recorded under IFRS for the full amount of unrealised results on allocated investments. In addition, a deferred profit sharing liability is recorded for the policyholders’ share in other differences between ING GAAP and IFRS as at 1 January 2005.
Insurance liabilities are adjusted to compensate for the impact of the transition to IFRS on reserve inadequacy.
derivatives and embedded derivatives
Under IFRS, all derivatives (including embedded derivatives that are not closely related to the host contract) are reported at fair value. Under ING GAAP, non-trading derivatives were valued similar to the item being hedged (mainly at cost).
hedge accounting
Under IFRS, for derivatives qualifying as cash flow hedges and net investment hedges, the fair value movements are initially deferred in equity and subsequently released to the income statement in the same period in which the hedged item affects profit and loss. For fair value hedges, the valuation of the hedged item is adjusted to reflect the hedged risk; this fair value adjustment on the hedged item is reported in the profit and loss account and (partly) offsets the fair value impact on the derivative that is also reported in the profit and loss account. Under ING GAAP, non-trading derivatives used for risk management purposes were valued similar to the item being hedged (mainly at cost).
As an alternative for hedge accounting under IFRS, financial assets may be designated at fair value through profit or loss, which implies that these are presented at fair value, with all changes in fair value recognised directly in the profit and loss account.
loans
Under both ING GAAP and IFRS loans are measured at amortised cost. Under IFRS, certain fees/costs are capitalised and amortised whilst under ING GAAP they were expensed immediately (e.g. mortgage broker fees). The amortisation of premiums, discounts and fees under IFRS is based on effective yield whereas under ING GAAP these were amortised on a straight-line basis. Under IFRS, realised results are reported in net income. Under ING GAAP these were amortised over the remaining term (e.g. prepayment penalties on mortgages).
loan loss provisions
Under IFRS loan loss provisions for portfolios of individually smaller loans are calculated based on a more prescriptive methodology. Furthermore, under IFRS no unallocated provisions are allowed.
equity securities
Under ING GAAP, negative revaluations on equity securities were only charged to the income statement as impairment when triggered by the financial condition of the issuer. Under IFRS, impairment is also triggered by a prolonged decline of the market value below cost.
classification of equity instruments
Under ING GAAP, preference shares and trust preferred securities were — in accordance with the legal form — classified as equity. Under IFRS, the conditions of ING Group’s preference shares and trust preferred securities require classification as liabilities.
venture capital investments
Under ING GAAP, venture capital investments were reported at the lower of cost or fair value. Under IFRS, investments in which ING has no significant influence are reported at fair value with changes in fair value reported in a revaluation reserve in equity. Investments in which ING has significant influence are reported at fair value, with changes in fair value reported in the profit and loss account.
taxation
Deferred taxation was adjusted for the (deferred) tax effect of the above differences between ING GAAP and IFRS.

ANALYSIS OF IMPACT OF CHANGES IN ACCOUNTING PRINCIPLES — BANK AND INSURANCE
1 JANUARY 2005 EQUITY IMPACT BY BANK/INSURANCE
(INCLUDING IAS 32/39 AND IFRS 4)

	Group equity as at 1 January 2005
	BANK	INSURANCE	GROUP
Amounts in accordance with ING GAAP	16,438	15,656	29,361

Goodwill	42	221	163
Real estate	(68)	—	(68)
Employee benefits	(1,621)	(1,342)	(2,963)
Leases	(37)	—	(37)
Available for sale debt securities	3,923	5,999	9,922
Insurance provisions	—	(3,267)	(3,267)
Derivatives and embedded derivatives/hedge accounting	(657)	(38)	(695)
Loans	293	167	465
Loan loss provisions	462	147	609
Venture capital investments	—	90	90
Other	(14)	32	6
Taxation	(826)	(573)	(1,393)
Classification equity instruments — shareholders’ equity		—	(411)

IFRS impact on shareholders’ equity	1,497	1,436	2,421
Classification of equity instruments — minority interest	(158)	—	(1,442)
Minority interests in equity	(13)	55	42

IFRS impact on group equity	1,326	1,491	1,021

Amounts in accordance with IFRS	17,764	17,147	30,382
2004 PROFIT IMPACT BY BANK/INSURANCE
(EXCLUDING IAS 32/39 AND IFRS 4)

	Net Profit 2004
	BANK	INSURANCE	GROUP
Amounts in accordance with ING GAAP	2,404	3,564	5,968

Goodwill	25	—	25
Real estate	(97)	(310)	(407)
Result on sale of consolidated subsidiaries	42	—	42
Employee benefits	30	77	107
Foreign currency translation	—	(20)	(20)
Other	2	(24)	(22)
Taxation	—	63	63

Total IFRS impact	2	(214)	(212)

Amounts in accordance with IFRS	2,406	3,350	5,756

ANALYSIS OF IMPACT OF CHANGES IN ACCOUNTING PRINCIPLES — QUARTERLY INFORMATION
2004 PROFIT AND LOSS-GROUP
(EXCLUDING IAS 32/39 AND IFRS 4)

	Profit & Loss 2004
	Q1	Q2	Q3	Q4	TOTAL
Premium income	11,366	10,528	10,854	10,869	43,617
Income from investments	2,150	2,609	2,838	2,807	10,404
Interest result banking operations	2,152	2,220	2,161	2,208	8,741
Commission income	1,013	926	938	902	3,779
Other income	500	434	344	382	1,660
Total income	17,181	16,717	17,135	17,168	68,201

Underwriting expenditure	11,786	10,827	11,555	11,214	45,382
Other interest expenses	252	220	274	273	1,019
Operating expenses	3,258	3,278	3,280	3,725	13,541
Impairments/additions to the provision for loan losses	149	142	142	86	519
Total expenditure	15,445	14,467	15,251	15,298	60,461

Profit before tax	1,736	2,250	1,884	1,870	7,740

Taxation	529	521	262	397	1,709
Third-party interests	77	66	68	65	276

Net profit	1,130	1,663	1,554	1,408	5,755

Impact from divestments
Total profit before tax	1,736	2,250	1,884	1,870	7,740
Gains and losses on divestments	(84)	219	(165)	85	55
Profit before tax from divested units	125	43	(14)	30	184

Profit before tax excluding divestments	1,695	1,988	2,063	1,755	7,501
2004 PROFIT IMPACT BY QUARTER — GROUP
(EXCLUDING IAS 32/39 AND IFRS 4)

	Net Profit 2004
	Q1	Q2	Q3	Q4	TOTAL
Amounts in accordance with ING GAAP	1,202	1,641	1,594	1,531	5,968

Goodwill	—	—	—	25	25
Real estate	(42)	(120)	(146)	(99)	(407)
Result on sale of consolidated subsidiaries	—	—	—	42	42
Employee benefits	17	38	62	(10)	107
Foreign currency translation	(1)	(1)	(17)	(1)	(20)
Dividend income on equity securities	(52)	93	22	(63)	—
Other	(7)	(19)	8	(5)	(23)
Taxation	13	31	31	(12)	63

Total IFRS impact	(72)	22	(40)	(123)	(213)

Amounts in accordance with IFRS	1,130	1,663	1,554	1,408	5,755

2004 PROFIT AND LOSS — BANK
(EXCLUDING IAS 32/29 AND IFRS 4)

	Profit & Loss 2004
	Q1	Q2	Q3	Q4	TOTAL
Interest result	2,134	2,198	2,144	2,223	8,699
Investment income	84	65	178	36	363
Commission income	710	642	639	590	2,581
Other income	354	216	200	265	1,035
Total income	3,282	3,121	3,161	3,114	12,678

Operating expenses	2,125	2,139	2,151	2,380	8,795
Gross result	1,157	982	1,010	734	3,883
Addition to provision for loan losses	137	128	101	99	465
Total profit before tax	1,020	854	909	635	3,418

Taxation	305	228	247	79	859
Third-party interests	52	39	39	23	153

Net profit	663	587	623	533	2,406

Impact from divestments
Total profit before tax	1,020	854	909	635	3,418
Gains/losses on divestments	(84)	0	87	(169)	(166)
Profit before tax from divested units	96	2	(28)	(3)	67

Profit before tax excluding divestments	1,008	852	850	807	3,517
2004 PROFIT IMPACT BY QUARTER — BANK
(EXCLUDING IAS 32/39 AND IFRS 4)

	Net Profit 2004
	Q1	Q2	Q3	Q4	TOTAL
Amounts in accordance with ING GAAP	657	670	601	476	2,404

Goodwill	—	—	—	25	25
Real estate	3	(110)	(21)	31	(97)
Result on sale of consolidated subsidiaries	—	—	—	42	42
Employee benefits	8	9	40	(27)	30
Other	(3)	(14)	11	8	2
Taxation	(2)	32	(8)	(22)	—

Total IFRS impact	6	(83)	22	57	2

Amounts in accordance with IFRS	663	587	623	533	2,406

2004 PROFIT AND LOSS — INSURANCE
(EXCLUDING IAS 32/29 AND IFRS 4)

	Profit & Loss 2004
	Q1	Q2	Q3	Q4	TOTAL
Life premium income	9,234	8,905	9,428	9,408	36,975
Non-life premium income	2,132	1,623	1,426	1,461	6,642
Total premium income	11,366	10,528	10,854	10,869	43,617
Income from investments	2,117	2,601	2,715	2,771	10,204
Commission income	303	284	299	312	1,198
Other income	146	218	144	117	625
Total income	13,932	13,631	14,012	14,069	55,644

Underwriting expenditure	11,786	10,827	11,555	11,214	45,382
Other Interest expenses	285	255	312	288	1,140
Operating expenses	1,133	1,139	1,129	1,345	4,746
Impairments/investment losses	12	14	41	(13)	54
Total expenditure	13,216	12,235	13,037	12,834	51,322

Total profit before tax	716	1,396	975	1,235	4,322
- of which life insurance	474	791	676	705	2,646
- of which non-life insurance	242	605	299	530	1,676

Taxation	224	293	15	318	850
Third-party interests	25	27	29	42	123

Net profit	467	1,076	931	875	3,349

Impact from divestments
Total profit before tax	716	1,396	975	1,235	4,322
Gains/losses on divestments		219	(252)	254	221
Profit before tax from divested units	29	41	14	33	117

Profit before tax excluding divestments	687	1,136	1,213	948	3,984
- of which life insurance	465	784	914	667	2,830
- of which non-life insurance	222	352	299	281	1,154
2004 PROFIT IMPACT BY QUARTER — INSURANCE
(EXCLUDING IAS 32/39 AND IFRS 4)

	Net profit 2004
	Q1	Q2	Q3	Q4	TOTAL
Amounts in accordance with ING GAAP	545	971	993	1,055	3,564

Real estate	(45)	(10)	(125)	(130)	(310)
Employee benefits	9	29	22	17	77
Foreign currency translation	(1)	(1)	(17)	(1)	(20)
Dividend income on equity securities	(52)	93	22	(63)	—
Other	(4)	(5)	(3)	(13)	(25)
Taxation	15	(1)	39	10	63

Total IFRS impact	(78)	105	(62)	(180)	(215)

Amounts in accordance with IFRS	467	1,076	931	875	3,349

ANALYSIS OF IMPACT OF CHANGES IN ACCOUNTING PRINCIPLES — BY BUSINESS LINE
2004 PROFIT BEFORE TAX BY BUSINESS LINE
(EXCLUDING IAS 32/29 AND IFRS 4)

	Profit before tax 2004
	Q1	Q2	Q3	Q4	TOTAL
Profit before tax
- Insurance Europe	352	509	397	365	1,623
- Insurance Americas	344	473	164	711	1,692
- Insurance Asia/Pacific	132	405	94	125	756
- Other	(112)	9	320	34	251

Insurance profit before tax	716	1,396	975	1,235	4,322

Profit before tax
- Wholesale Banking	668	426	528	323	1,945
- Retail Banking	330	318	352	175	1,175
- ING Direct	78	125	114	118	435
- Other	(56)	(15)	(85)	19	(137)

Banking profit before tax	1,020	854	909	635	3,418

Profit before tax	1,736	2,250	1,884	1,870	7,740
2004 PROFIT BEFORE TAX EXCLUDING DIVESTMENTS BY BUSINESS LINE
(EXCLUDING IAS 32/29 AND IFRS 4)

	Profit before tax 2004
	Q1	Q2	Q3	Q4	TOTAL
Profit before tax excluding divestments
- Insurance Europe	352	509	397	365	1,623
- Insurance Americas	335	466	402	424	1,627
- Insurance Asia/Pacific	112	152	94	125	483
- Other	(112)	9	320	34	251

Insurance profit before tax excluding divestments	687	1,136	1,213	948	3,984

Profit before tax excluding divestments
- Wholesale Banking	661	423	471	496	2,051
- Retail Banking	325	319	350	174	1,168
- ING Direct	78	125	114	118	435
-Other	(56)	(15)	(85)	19	(137)

Banking profit before tax excluding divestments	1,008	852	850	807	3,517

Profit before tax excluding divestments	1,695	1,988	2,063	1,755	7,501

INSURANCE EUROPE — PROFIT BEFORE TAX
(EXCLUDING IAS 32/29 AND IFRS 4)

		Profit before tax 2004
	Q1	Q2	Q3	Q4	TOTAL
Profit before tax	352	509	397	365	1,623

Gains / losses from divestments	—	—	—	—	—

Profit before tax from divested units	—	—	—	—	—

Profit before tax excluding divestments	352	509	397	365	1,623
INSURANCE AMERICAS — PROFIT BEFORE TAX
(EXCLUDING IAS 32/29 AND IFRS 4)

		Profit before tax 2004
	Q1	Q2	Q3	Q4	TOTAL
Profit before tax	344	473	164	711	1,692

Gains / losses from divestments	—	—	(252)	254	2
-ING Canada IPO	—	—	—	249	249
-ING Re	—	—	(252)	33	(219)

- Loss on pending sale of Life of Georgia	—	—	—	(28)	(28)

Profit before tax from divested units	9	7	14	33	63

Profit before tax excluding divestments	335	466	402	424	1,627
INSURANCE ASIA PACIFIC — PROFIT BEFORE TAX
(EXCLUDING IAS 32/29 AND IFRS 4)

		Profit before tax 2004
	Q1	Q2	Q3	Q4	TOTAL
Profit before tax	132	405	94	125	756

Gains / losses from divestments	—	219	—	—	219
- Australia non-life	—	219	—	—	219

Profit before tax from divested units	20	34	—	—	54

Profit before tax excluding divestments	112	152	94	125	483

WHOLESALE BANKING – PROFIT BEFORE TAX
(EXCLUDING IAS 32/29 AND IFRS 4)

		Profit before tax 2004
	Q1	Q2	Q3	Q4	TOTAL
Profit before tax	668	426	528	323	1,945

Gains / losses from divestments	(84)	—	87	(169)	(166)
- loss sale Asian cash equities business	(84)	—	—	—	(84)
- gain sale CenE Bankiers	—	—	87	—	87
- loss sale BHF-Bank	—	—	—	(169)	(169)

Profit before tax from divested units	91	3	(30)	(4)	60

Profit before tax excluding divestments	661	423	471	496	2,051
RETAIL BANKING – PROFIT BEFORE TAX
(EXCLUDING IAS 32/29 AND IFRS 4)

		Profit before tax 2004
	Q1	Q2	Q3	Q4	TOTAL
Profit before tax	330	318	352	175	1,175

Gains / losses from divestments	—	—	—	—	—

Profit before tax from divested units	5	(1)	2	1	7

Profit before tax excluding divestments	325	319	350	174	1,168
ING DIRECT – PROFIT BEFORE TAX
(EXCLUDING IAS 32/29 AND IFRS 4)

		Profit before tax 2004
	Q1	Q2	Q3	Q4	TOTAL
Profit before tax	78	125	114	118	435

Gains / losses from divestments	—	—	—	—	—

Profit before tax from divested units	—	—	—	—	—

Profit before tax excluding divestments	78	125	114	118	435

PRINCIPLES OF VALUATION AND DETERMINATION OF RESULTS

CONSOLIDATION
ING Group (“ING”) comprises ING Groep N.V. (“the Company”), ING Verzekeringen N.V., ING Bank N.V. and all other subsidiaries. The consolidated financial statements of ING Group comprise all entities (including special purpose entities) where ING Group, and/or it subsidiaries, has, either directly or indirectly, the power to exercise control over the financial and operating policies. Control is presumed to exist when ING Group has, directly or indirectly through subsidiaries, more than one half of the voting power or otherwise exercises effective control.
All intercompany transactions, balances and unrealised surpluses and deficits on transactions between group companies have been eliminated. Where necessary, the accounting policies used by subsidiaries have been changed to ensure consistency with Group policies. In general, the reporting date of subsidiaries is the same as the reporting date of ING Group N.V. There are no material restrictions on subsidiaries to transfer funds to the parent company.
ING Group’s interests in jointly controlled entities are accounted for by proportionate consolidation. ING Group proportionately consolidates its share of the joint ventures’ individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in ING Group’s financial statements. ING Group recognises the portion of gains or losses on the sale of assets to the joint venture that it is attributable to the other venturers. ING Group does not recognise its share of profits or losses from the joint venture that result from the purchase of assets by ING Group from the joint venture until it resells the assets to an independent party. However, if a loss on the transaction provides evidence of a reduction in the net realisable value of current assets or an impairment loss, the loss is recognised immediately.
For interests in investment vehicles the existence of control is determined taking into account both ING’s financial interests for own risk and its role as investment manager.
USE OF ESTIMATES
The preparation of the consolidated financial statements necessitates the use of estimates and assumptions. These estimates and assumptions affect the reported amounts of the assets and liabilities and the amounts of the contingent liabilities as at balance sheet date as well as reported income and expenses for the year. The actual outcome may differ from these estimates.
SEGMENTAL REPORTING
A business segment is a distinguishable component of the Group engaged in providing products or services that is subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments. The geographical analyses are based on the location of the office from which the transactions are originated. The business lines of the Group are the primary segment reporting format, the geographical segments the secondary.
ANALYSIS OF INSURANCE BUSINESS
Where amounts in respect of insurance business are analysed into “life” and “non-life”, health and disability insurance business is included in “non-life”.
FOREIGN CURRENCY TRANSLATION
functional and presentation currency Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in Euro, which is the Company’s functional and presentation currency.
transactions and balances Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as part of qualifying cash flow hedges and qualifying net investment hedges.
Translation differences on non-monetary items, measured at fair value through profit or loss are reported as part of the fair value gain or loss. Non-monetary items are retranslated at the date fair value is determined. Translation differences on non-monetary items measured at fair value through the revaluation reserve are included in the revaluation reserve in equity.

group companies The results and financial position of all the group companies that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
—	assets and liabilities for each balance sheet are translated at the closing rate at the date of that balance sheet;

—	income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

—	all resulting exchange differences are recognised as a separate component of equity.
On consolidation, exchange differences arising from the translation of a monetary item that forms part of the net investment in a foreign operation, and of borrowings and other instruments designated as hedges of such investments, are taken to shareholders’ equity. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.
Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.
FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES
The fair value of financial instruments traded in active markets (such as publicly traded derivatives and trading and available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price; the appropriate quoted market price for financial liabilities is the current ask price.
The fair value of financial instruments that are not traded in an active market (for example over-the-counter derivatives) is determined by using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date.
DERIVATIVES AND HEDGE ACCOUNTING
Derivatives are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at their fair value. Fair values are obtained from quoted market prices in active markets, including recent market transactions, and valuation techniques, including discounted cash flow models and options pricing models, as appropriate. All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative.
The method of recognising the resulting fair value gain or loss depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged. The Group designates certain derivatives as either (1) hedges of the fair value of recognised assets or liabilities or firm commitments (fair value hedge); (2) hedges of highly probable future cash flows attributable to a recognised asset or liability or a forecasted transaction (cash flow hedge) or (3) hedges of a net investment of a foreign operation. Hedge accounting is used for derivatives designated in this way provided certain criteria are met.
The Group documents, at the inception of the transaction, the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items including the method for assessing the hedging instruments effectiveness in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk.
Certain derivatives embedded in other contracts are measured as separate derivatives when their economic characteristics and risks are not closely related to those of the host contract, the host contract is not carried at fair value through profit or loss and if a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative. These embedded derivatives are measured at fair value with changes in fair value recognised in the income statement.
fair value hedge Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognised in the income statement, together with fair value adjustments to the hedged item attributable to the hedged risk. If the hedge relationship no longer meets the criteria for hedge accounting, the cumulative adjustment of the hedged item is, in the case of interest bearing instruments, amortised in the income statement over the remaining term of the original hedge. For non-interest bearing instruments, the cumulative adjustment of the hedged item is recognised in the income statement when the hedged instrument is derecognised.
cash flow hedge The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement.
Amounts accumulated in equity are recycled to the income statement in the periods in which the hedged item will affect profit or loss. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

net investment hedge Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in equity; the gain or loss relating to the ineffective portion is recognised immediately in the income statement. Gains and losses accumulated in equity are included in the income statement when the foreign operation is disposed of.
non-trading derivatives that do not qualify for hedge accounting Certain non-trading derivative instruments that are used by the Group as part of its risk management strategies do not qualify for hedge accounting under the Group’s accounting policies. Changes in the fair value of non-trading derivatives that do not qualify for hedge accounting are recognised immediately in the income statement. See also Financial assets at fair value through profit or loss.
FINANCIAL ASSETS
recognition of financial assets All purchases and sales of financial assets classified as held-to-maturity, available-for-sale and trading that require delivery within the time frame established by regulation or market convention (‘regular way’ purchases and sales) are recognised at trade date, which is the date that the Group commits to purchase or sell the asset. Loans and deposits are recognised at settlement date.
derecognition of financial assets Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or where the Group has transferred substantially all risks and rewards of ownership. If the Group neither transfers nor retains substantially all the risks and rewards of ownership of a financial asset, it derecognises the financial asset if it has no longer control over the asset. In transfers where control over the asset is retained, the Group continues to recognise the asset to the extent of its continuing involvement. The extent of continuing involvement is determined by the extent to which the Group is exposed to changes in the value of the asset.
loans and advances to customers Loans and advances to customers are carried at amortised cost using the effective interest rate method less any impairment losses.
investment securities Investment securities (including loans quoted in active markets) are classified either as held-to-maturity or available-for-sale assets. Investment securities and loans quoted in active markets with fixed maturity where management has both the intent and the ability to hold to maturity are classified as held-to-maturity. Investment securities and actively traded loans intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or equity prices are classified as available-for-sale.
available-for-sale financial assets All available-for-sale financial assets are initially recognised at cost. For available-for-sale debt securities, the difference between cost and redemption value is amortised using the effective yield method. Subsequently, available-for-sale financial assets are measured at fair value. Unrealised gains and losses arising from changes in the fair value are recognised in equity. When the securities are disposed of, the related accumulated fair value adjustments are included in the income statement as gains and losses from investment securities. For impairments on available-for-sale financial assets reference is made to the impairment section.
held-to-maturity investments Investments for which the Group has the positive intention to hold to maturity and which are designated as held-to-maturity assets are carried at amortised cost using the effective yield method, less any provision for impairment.
financial assets at fair value through profit or loss Financial assets at fair value through profit or loss comprise three sub-categories: financial assets held for trading, investments for the risk of policyholders and other financial assets designated at fair value through profit or loss by management. A financial asset is classified as at fair value through profit or loss if acquired principally for the purpose of selling in the short term or if so designated by management. Investments for the risk of policyholders are investments against insurance liabilities for which all changes in fair value of invested assets are offset by similar changes in insurance liabilities. See also Non-trading derivatives that do not qualify for hedge accounting.
realised gains and losses on investments Realised gains and losses on investments are determined as the difference between the sale proceeds and (amortised) cost. Cost is determined systematically (weighted average or specific identification) on a consistent basis per portfolio.
OFFSETTING OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES
Financial assets and financial liabilities are offset and the net amount reported in the balance sheet when the Group has a legally enforceable right to set off the recognised amounts and intends to either settle on a net basis or to realise the asset and settle the liability simultaneously.
REPURCHASE TRANSACTIONS AND REVERSE REPURCHASE TRANSACTIONS
Securities sold subject to repurchase agreements (‘repos’) are reclassified in the consolidated financial statements as pledged assets when the transferee has the right by contract or custom to sell or repledge the collateral; the counterparty liability is included in amounts due to other banks, other borrowed funds or customer deposits due to customers, as appropriate.

Securities purchased under agreements to resell (‘reverse repos’) are recorded as loans and advances to other banks or customers, as appropriate. The difference between sale and repurchase price is treated as interest and accrued over the life of the agreements using the effective interest method. Securities lent to counterparties are also retained in the consolidated financial statements.
Securities borrowed are not recognised in the financial statements, unless these are sold to third parties, in which case the purchase and sale are recorded with the gain or loss included in trading income. The obligation to return is recorded at fair value as a trading liability.
IMPAIRMENT OF FINANCIAL ASSETS
assets carried at amortised cost The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.
The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.
If there is objective evidence that an impairment loss on assets carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognised in the income statement. If the asset has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. As a practical expedient, the Group may measure impairment on the basis of an instrument’s fair value using an observable market price.
For the purposes of a collective evaluation of impairment, financial assets are grouped on the basis of similar credit risk characteristics (i.e., on the basis of the Group’s credit risk rating process that considers asset type, industry, geographical location, collateral type, past-due status and other relevant factors). Those characteristics are relevant to the estimation of future cash flows for groups of such assets by being indicative of the debtors’ ability to pay all amounts due according to the contractual terms of the assets being evaluated.
Future cash flows in a portfolio of financial assets that are collectively evaluated for impairment are estimated on the basis of the contractual cash flows of the assets in the portfolio and historical loss experience for assets with credit risk characteristics similar to those in the portfolio. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not exist currently.
When a loan is uncollectable, it is written off against the related provision for loan impairment. Such loans are written off after all the necessary procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off decrease the amount of the provision for loan impairment in the income statement.
If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised (such as an improvement in the debtor’s credit rating), the previously recognised impairment loss is reversed by adjusting the allowance account. The amount of the reversal is recognised in the income statement.
assets carried at fair value The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss — is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in profit or loss, the impairment loss is reversed through the income statement.

INVESTMENTS IN ASSOCIATES
Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are initially recognised at cost and subsequently accounted for by the equity method of accounting.
The Group’s investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition. The Group’s share of its associates’ post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.
Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.
For interests in investment vehicles the existence of significant influence is determined taking into account both ING’s financial interests for own risk and its role as investment manager.
INVESTMENT PROPERTY
Investment property is stated at fair value as at the balance sheet date. Changes in the carrying amount resulting from revaluations are recorded in the income statement. On disposal the difference between the sale proceeds and book value is recognised in the income statement.
Fair value of investment property is based on regular appraisals.
PROPERTY AND EQUIPMENT
property in own use Land and buildings held for own use are stated at fair value as at balance sheet date. Increases in the carrying amount arising on revaluation of land and buildings held for own use are credited to the revaluation reserves in shareholders’ equity. Decreases that offset previous increases of the same asset are charged against revaluation reserves directly in equity; all other decreases are charged to the income Depreciation is recognised based on the fair value and the estimated useful life (in general 20-50 years). On disposal the related revaluation reserve is released to retained earnings.
The fair value of land and buildings is based on regular appraisals. Subsequent expenditure is included in the assets carrying amount when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably.
Property in own use is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The carrying amount of property is written down immediately to its recoverable amount if it’s carrying amount is greater than its estimated recoverable amount. The recoverable amount is the higher of the asset’s fair value less costs to sell and value in use.
property under construction Land and buildings under construction (including investment property) are stated at the directly attributable purchase and construction costs incurred up to the balance sheet date plus borrowing costs incurred during construction and the Group’s own development and supervision expenses, where necessary less impairment losses.
property under development for third parties Property under development which is held with the intention to sell to third parties is valued using the percentage of completion method when appropriate and when not appropriate (i.e. when the outcome of a construction contract cannot be measured reliably) at direct construction cost incurred up to the balance sheet date, including borrowing costs incurred during construction and the Group’s own development and supervision expenses.
When the percentage of completion method’ is applied, the stage of completion is measured by reference to the contract costs incurred up to the balance sheet date as a percentage of total estimated costs for each contract.
When the percentage of completion method’ is not applied, the difference between the net proceeds on disposal and cost of property under development, and any required provision for impairment is reflected in the income statement.
equipment Equipment is stated at cost less accumulated depreciation and any impairment losses. The cost of the assets is depreciated on a straight-line basis over their estimated useful lives, which are generally as follows: for data processing equipment 2 to 5 years and 4 to 10 years for fixtures and fittings. Expenditures for maintenance and repairs are charged to the income statement as incurred. Expenditure incurred on major improvements is capitalised and depreciated.
assets under operating leases Assets leased out under operating leases in which ING is the lessor are stated at cost less accumulated depreciation and any impairment losses. The cost of the assets is depreciated on a straight-line basis over the lease term. Reference is made to Leases.

disposals On disposal of property and equipment including assets under operating leases, the difference between the proceeds on disposal and net book value is recognised in the income statement.
BORROWING COSTS Borrowing costs incurred for the construction of any qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for its intended use.
LEASES
the group as the lessee The leases entered into by ING are primarily operating leases. The total payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease. When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which termination takes place.
the group as the lessor When assets are held subject to a finance lease, the present value of the lease payments is recognised as a receivable under Loans and advances to customers. The difference between the gross receivable and the present value of the receivable is recognised as unearned finance income. Lease income is recognised over the term of the lease using the net investment method (before tax), which reflects a constant periodic rate of return. When assets are held subject to an operating lease, the assets are included under ‘Assets under operating leases’.
PURCHASE ACCOUNTING, GOODWILL AND OTHER INTANGIBLE ASSETS
goodwill ING Group’s acquisitions are accounted for under the purchase method of accounting, whereby the cost of the acquisitions is allocated to the fair value of the assets, liabilities and contingent liabilities acquired. Goodwill, being the difference between the cost of the acquisition (including assumed debt) and the Group’s interest in the fair value of the acquired assets, liabilities and contingent liabilities as at the date of acquisition, is capitalised as an intangible asset. The results of the operations of the acquired companies are included in the income statement from their respective dates of acquisition.
Goodwill is only capitalised on acquisitions after the date of implementing IFRS (1 January 2004). As permitted by IFRS transitional requirements, accounting for acquisitions before that date has not been restated; goodwill and internally generated intangibles on those acquisitions were charged directly to shareholders’ equity. Goodwill is allocated to cash-generating units for the purpose of impairment testing. This test is performed annually or more frequently if there are indicators of impairment. Under the impairment tests, the carrying value of the cash generating units (including goodwill) is compared to its recoverable amount which is the higher of its fair value less costs to sell and its value in use.
Adjustments to the fair value as of the date of acquisition of acquired assets and liabilities that are identified within one year after acquisition are recorded as an adjustment to goodwill; any subsequent adjustment is recognised as income or expense. However, recognition of deferred tax assets after the acquisition date is recorded as an adjustment to goodwill even after the first year. On disposal of group companies, the difference between the sale proceeds and book value (including goodwill) is included in the income statement.
computer software Computer software that has been purchased or generated internally for internal use is stated at cost less amortisation and any impairment losses. Amortisation is calculated on a straight-line basis over its useful life. This period will generally not exceed three years. Amortisation is included in other expenses.
value of business acquired (voba) VOBA is an asset that represents the present value of estimated net cash flows embedded in the insurance contracts of an acquired company, which existed at the time the company was acquired. VOBA is amortised similar to amortisation of deferred acquisition costs as described in the section Deferred acquisition costs.
other intangible assets Other intangible assets are capitalised and amortised over the expected economic life.
DEFERRED ACQUISITION COSTS
Deferred acquisition costs (DAC) are an asset and represent costs of acquiring insurance business that are deferred and amortised. The deferred costs, all of which vary with and are primarily related to the production of new and renewal business, consist principally of commissions, certain underwriting and contract issuance expenses, and certain agency expenses. DAC is amortised over the life of the underlying contracts.
For traditional life insurance contracts DAC is amortised over the premium payment period in proportion to the premium revenue recognition.
For flexible life insurance contracts DAC is amortised over the lives of the policies in relation to the emergence of estimated gross profits. Amortisation is adjusted retrospectively when estimates of current or future gross profits to be realised from a group of products are revised. The estimates and the assumptions are reassessed at the end of each reporting period. For DAC on flexible insurance contracts the approach is that in determining the estimate of future gross profits ING assumes the short-term and long-term separate account growth rate assumption to be the same. Higher/lower expected profits — e.g. reflecting stock market performance and a changed level of assets under management — may cause a lower/higher amortisation of DAC due to the catch-up of amortisation in old and future years. This process is known as DAC unlocking. The impact of the DAC unlocking is recorded in the profit and loss account of the period in which the unlocking occurs.
DAC is adjusted for the impact of unrealised results on allocated investments through equity.

TAXATION
Income tax payable on profits, based on the applicable tax law in each jurisdiction, is recognised as an expense in the period in which profits arise.
deferred income tax Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.
Deferred tax assets are recognised where it is probable that future taxable profit will be available against which the temporary differences can be utilised. Deferred income tax is provided on temporary differences arising from investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the difference will not reverse in the foreseeable future. The tax effects of income tax losses available for carry forward are recognised as an asset when it is probable that future taxable profits will be available against which these losses can be utilised.
Deferred tax related to fair value re-measurement of available-for-sale investments and cash flow hedges, which are charged or credited directly to equity, is also credited or charged directly to equity and is subsequently recognised in the income statement together with the deferred gain or loss.
CASH AND CASH EQUIVALENTS
For the purposes of the cash flow statement, cash and cash equivalents comprise balances with less than three months’ maturity from the date of acquisition, including cash and non-restricted balances with central banks, treasury bills and other eligible bills, loans and advances to banks, amounts due from other banks and short-term government securities.
FINANCIAL LIABILITIES
Preference shares, which carry a mandatory coupon or are redeemable on a specific date or at the option of the shareholder, are classified as financial liabilities. The dividends on these preference shares are recognised in the income statement as interest expense using the effective interest method.
Borrowings are recognised initially at their issue proceeds (fair value of consideration received) net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between proceeds net of transaction costs and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.
If the Group purchases its own debt, it is removed from the balance sheet, and the difference between the carrying amount of the liability and the consideration paid is included in net income.
INSURANCE, REINSURANCE AND INVESTMENT CONTRACTS
insurance contracts Insurance provisions represent estimates of future payouts that will be required in respect of life and non-life insurance claims, including expenses relating to such claims.
reinsurance contracts Reinsurance premiums, commissions and claim settlements, as well as the reinsurance element of technical provisions are accounted for in the same way as the original contracts for which the reinsurance was concluded.
provision for life policy liabilities The Provision for life policy liabilities is calculated on the basis of a prudent prospective actuarial method, taking into account the conditions for current insurance contracts.
The as yet unamortised interest-rate rebates on periodic and single premium contracts are deducted from the Provision for life policy liabilities. Interest-rate rebates granted during the year are capitalised and amortised in conformity with the anticipated recovery pattern and are debited to the income statement.
Insurance provisions on traditional life policies are calculated using various assumptions, including assumptions on mortality, morbidity, expenses, investment returns and surrenders. Assumptions for insurance provisions on traditional life insurance contracts, including traditional whole life and term life insurance contracts, are based on best estimate assumptions including margins for adverse deviations. The assumptions are set initially at the policy issue date and remain constant throughout the life of the policy, except in case of loss recognition.
Insurance provisions for universal life, variable life and annuity contracts, unit linked contracts, etc. are generally set equal to the balance that accrues to the benefit of the policyholders. Certain variable annuity products contain minimum guarantees on the amounts payable upon death and/or maturity. The insurance provisions include the impact of these minimum guarantees, taking into account the difference between the potential minimum benefit payable and the total account balance, expected mortality and surrender.

provision for unearned premiums and unexpired insurance risks The provision is calculated in proportion to the unexpired periods of risk. For insurance policies covering a risk increasing during the term of the policy at premium rates independent of age, this risk is taken into account in determining the provision. Further provisions are made to cover claims under unexpired insurance contracts, which may exceed the unearned premiums and the premiums due in respect of these contracts.
claims provision The Claims provision is calculated either on a case-by-case basis or by approximation on the basis of experience. Provisions have also been made for claims incurred but not reported and for future claims handling expenses. The adequacy of the Claims provision is evaluated each year using standard actuarial techniques.
Claims reserves on non-life insurance are determined on a case-by-case basis, based on the facts known at the time provisions are established, and are periodically adjusted to recognise the estimated ultimate cost of a claim. In addition, so-called “IBNR” reserves are set to recognise the estimated cost of losses that have occurred but which have not yet been notified.
deferred profit sharing liability For insurance contracts with discretionary participation features a deferred profit sharing liability is recorded for the full amount of the unrealised revaluation on allocated investments. Furthermore, a deferred profit sharing liability is recorded for the share in realised results on allocated investments that is expected to be shared with policy holders. The deferred profit sharing liability is reduced with the actual allocation of profit sharing to individual policyholders.
insurance provisions for policies for which the policyholders bear the investment risk The Insurance provisions for policies for which the Policyholders bear the investment risk are calculated on the same basis as the provision for life policy liabilities.
For insurance contracts for which policyholders bear the investment risk the insurance provisions are generally shown at the balance sheet value of the associated investments.
investment contracts Insurance policies which do not bear significant insurance risk under the Group accounting policies are presented as Investment contacts. Provisions for liabilities under investment contracts are determined either at amortised cost, using the effective interest method (including certain initial acquisition expenses) or at fair value.
adequacy test The adequacy of the Provision for life policy liabilities net of DAC and VOBA is evaluated each year by each business unit. The test considers current estimates of all contractual and related cash flows. If it is determined using a best estimate (50%) confidence level that a shortfall exists, it is immediately recorded in the profit and loss account.
OTHER LIABILITIES
employee benefits - pension obligations Group companies operate various pension schemes. The schemes are generally funded through payments to insurance companies or trustee-administered funds, determined by periodic actuarial calculations. The Group has both defined benefit and defined contribution plans.
A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.
The liability recognised in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognised actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually by internal and external actuaries using the projected unit credit method.
The defined benefit obligation is calculated using the expected rate of return on plan assets. Differences between this expected return and the actual return on these plan assets and actuarial changes are not recognised in the income statement, unless the accumulated differences and changes exceed 10% of the greater of the defined benefit obligation and the fair value of the plan assets. The excess is amortised and charged or credited to the income statement over employees remaining working lives. In accordance with IFRS transition provisions, the corridor was reset to nil at the date of transition to IFRS (1 January 2004).
The rates used for salary developments, interest discount factors and other adjustments reflect specific country conditions.
For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognised as employee benefit expense when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.
other post-retirement obligations Some Group companies provide post-retirement healthcare benefits to their retirees. The entitlement to these benefits is usually conditional on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected costs of these benefits are accrued over the period of employment using an accounting methodology similar to that for defined benefit pension plans.

other provisions A provision involves a present obligation arising from past events, the settlement of which is expected to result in an outflow from the company of resources embodying economic benefits, whereas the timing or the amount is uncertain. Unless stated otherwise below, provisions are discounted using a pre-tax discount rate to reflect the time value of money.
INCOME RECOGNITION
premium income Premiums from life insurance policies are recognised as revenue when due from the policyholder. For non-life insurance policies, premium income is recognised on a pro-rata basis over the term of the related policy coverage. Payments under investment contracts are not recognised as premium income.
net interest income Interest income and expense are recognised in the income statement using the effective interest method. The effective interest method is a method of calculating the amortised cost of a financial asset or a financial liability and of allocating the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Group estimates cash flows considering all contractual terms of the financial instrument (for example, prepayment options) but does not consider future credit losses. The calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums or discounts. Once a financial asset or a group of similar financial assets has been written down as a result of an impairment loss, interest income is recognised using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.
fees and commissions Fees and commissions are generally recognised when the service has been provided. Loan commitment fees for loans that are likely to be drawn down are deferred (together with related direct costs) and recognised as an adjustment to the effective interest rate on the loan. Loan syndication fees are recognised as revenue when the syndication has been completed and the Group retained no part of the loan package for itself or retained a part at the same effective interest rate for the other participants. Commission and fees arising from negotiating, or participating in the negotiation of, a transaction for a third party — such as the arrangement of the acquisition of shares or other securities or the purchase or sale of businesses - are recognised on completion of the underlying transaction. Portfolio and other management advisory and service fees are recognised based on the applicable service contracts when the service has been provided. Asset management fees related to investment funds are recognised rateably over the period the service is provided. The same principle is applied for wealth management, financial planning and custody services that are continuously provided over an extended period of time.
lease income The proceeds from leasing out assets under operating leases are recognised on a straight-line basis over the life of the lease agreement. Lease payments received in respect of finance leases when ING is the lessor are divided into an interest component (recognised as interest income) and a repayment component.
FIDUCIARY ACTIVITIES
The Group commonly acts as trustee and in other fiduciary capacities that result in the holding or placing of assets on behalf of individuals, trusts, retirement benefit plans and other institutions. These assets and income arising thereon are excluded from these financial statements, as they are not assets of the Group.

SIGNATURE

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ H. van Barneveld

H. van Barneveld
General Manager Corporate Control & Finance

By:	/s/ C. Blokbergen

C. Blokbergen
Corporate Legal, Compliance & Security Department
Head Legal department
Dated: September 12, 2005